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Exhibit

Exhibit Description

99.1 Announcement on 2026/06/22: To clarify news reported by Economic Daily News on June 21, 2026

99.2 Announcement on 2026/06/22: To announce related materials on disposal of Novatek Microelectronics Corporation securities

Exhibit 99.1

To clarify news reported by Economic Daily News on June 21, 2026

1. Date of occurrence of the event: 2026/06/22

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Economic Daily News

6. Content of the report:

United Microelectronics Corp. is collaborating with U.S. chipmaking giant Intel to manufacture chips using 12nm and 3nm process technologies.

7. Cause of occurrence:

The Company does not comment on speculative reports or market rumors. Regarding the Company’s financial and operating results, please refer to the public notice on MOPS.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on disposal of Novatek Microelectronics Corporation securities

1. Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.):

Common shares of Novatek Microelectronics Corporation

2. Date of occurrence of the event: 2026/06/22

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA

2026/06/22

5. Amount, unit price, and total monetary amount of the transaction:

trading volume: 3,500,832 shares;

average unit price: $479.8 NTD;

total amount: $1,679,699,193 NTD

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Shares Conversion of zero coupon exchangeable bonds due 2026

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor’s rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA

10. Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition):

Impact on retained earnings: $1,396,704,971 NTD. (No impact to net income)

11. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Shares Conversion of zero coupon exchangeable bonds due 2026

12. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Based on the offering memorandum

13. Net worth per share of the Company’s underlying securities acquired or disposed of: $118.2 NTD

14. Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

cumulative volume: 8,873,025 shares;

amount: $4,211,232,554 NTD;

percentage of holdings: 1.46%;

status of any restriction of rights: None

15. Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

ratio of total assets: 41.71%;

ratio of shareholder’s equity: 57.09%;

the operational capital as shown in the most recent financial statement: $44,980,640 thousand NTD

16. Broker and broker’s fee: None

17. Concrete purpose or use of the acquisition or disposal:

Shares Conversion of zero coupon exchangeable bonds due 2026

18. Any dissenting opinions of directors to the present transaction: NA

19. Whether the counterparty of the current transaction is a related party: No

20. Date of ratification by supervisors or approval by the Audit Committee: NA

21. Whether the CPA issued an unreasonable opinion regarding the current transaction: NA

22. Name of the CPA firm: NA

23. Name of the CPA: NA

24. Practice certificate number of the CPA: NA

25. Whether the transaction involved in change of business model: No

26. Details on change of business model: NA

27. Details on transactions with the counterparty for the past year and the expected coming year: NA

28. Source of funds: NA

29. Date on which material information regarding the same event has been previously released: NA

30. Any other matters that need to be specified: None